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                          July 6, 2021

       Jeffrey Vigil
       Vice President   Finance and Chief Financial Officer
       WESTWATER RESOURCES, INC.
       6950 South Potomac Street, Suite 300
       Centennial, CO 80112

                                                        Re: WESTWATER
RESOURCES, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed June 25, 2021
                                                            File No. 333-257434

       Dear Mr. Vigil:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Timothy
Collins at 202-551-3176 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              David Crandall